Exhibit 99.1

19 May 2005

MITCHELLS & BUTLERS plc
INTERIM RESULTS

(For the 28 weeks ended 9 April 2005)

Financial results

—	Turnover up 5.0% to £864m
—	EBITDA up 5.8% to £202m
—	Operating profit up 4.5% to £140m
—	Profit before tax up 4.9% to £86m
—	Earnings per share up 20.4% to 11.2p
—	Basic earnings per share 11.4p
—	Interim dividend up 12.3% to 3.2p

Notes:
(1)	2004 comparatives restated for FRS 17
(2)	With the exception of basic earnings per share, all results exclude exceptional items

Business highlights

Commenting on the results, Tim Clarke, Chief Executive said:

“We have achieved 4.8% like for like sales growth in the first half, strengthening our position as the UK's leading managed pub operator. This has been driven by our strong brand portfolio and our commitment to customer service, product range and value. We have maintained our margins despite the significant external cost pressures. Our focus on the growth opportunities in food, wine and soft drinks has delivered substantial volume gains.”

—	Sales momentum sustained: same outlet like for like sales up 4.8%*
—	Volume-led sales strategy working well: food volumes up 9%, drink volumes up 3%
—	Focus on service, amenity, range and value: average prices flat on last year
—	Average weekly sales per managed pub £15.9k per week** up 8%
—	Improving returns: 10.4%** post tax cash returns
—	Strong cashflow: £158m net operating cashflow after capex
—	Efficient use of cash resources: half way through £100m share buyback

*	32 weeks to 7 May. Includes Easter in both years
**	12 months to 9 April 2005

Current trading and outlook

Commenting on current trading in the 8 weeks to 7 May and the outlook, Tim Clarke, Chief Executive said:

“Amidst more challenging trading conditions, like for like sales are growing at 5.1% and we are making substantial market share gains. Our focus on operational performance is generating strong cashflow which we will continue to redeploy in the best interest of shareholders, through reinvestment for high returns, value creative acquisitions or return by way of dividend and share buy-back.”

Overall trading is in line with the Board’s expectations for the year. There were mixed trading patterns across the first 32 weeks. Despite a noticeable deceleration in the early part of the second quarter, same outlet like for like sales growth for the most recent 8 weeks to 7 May was in line with the 32 week trend at 5.1%.

8 weeks to 7 May 2005*	Same Outlet (invested)	Uninvested
Residential	5.2%	3.1%
High Street	5.6%	4.0%
Total	5.1%	3.2%

*	Includes Easter in both years

To date in the pub market, there has been a contrast between the continuing growth in the demand for food and other drinks and the decline in on-trade beer. However, we are making substantial market share gains in all of these key product categories as a result of our range and value proposition and the consumer appeal of our brands and formats. Strong trading by our Central London businesses continues to benefit the trend of like for like sales in the High Street segment.

The long term repositioning of the business is increasingly orientating Mitchells & Butlers towards the higher growth segments of the pub and pub restaurant market offering good value for money.

As we enhance our capacity management skills to drive high sales volumes, average weekly sales per managed pub have risen by 8% to £15.9k per week over the last 12 months. We have further opportunities for organic estate development where we are generating high incremental returns. Our focus on productivity and efficiency gains will remain key to offsetting the external cost pressures which are unlikely to diminish in the short term, with the regulatory and energy cost challenge expected to be similar next year.

Whilst the outlook for consumer spending is deteriorating, we remain confident that our strategy will enable us to capture additional market share and to leverage our economies of scale to generate further growth and cashflows to benefit shareholders.

For further information please contact:

Mitchells & Butlers plc
Kate Holligon – Investor Relations	0121 498 5092
Simon Ward – Media	0121 498 5795

Finsbury Group – James Murgatroyd	0207 251 3801

A presentation for analysts and investors will be held at 9am on 19 May 2005 at the Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ. A live webcast of the presentation will be available on the Mitchells & Butlers plc website www.mbplc.com.

CHIEF EXECUTIVE’S OPERATING REVIEW

In the first 28 weeks of 2005, Mitchells & Butlers has continued to perform well. Total sales growth of 5% has driven operating profit growth of 4.5% and generated 20.4% growth in earnings per share.

Value focus drives sales growth

Our strategy to offer good value to our customers through a widening product range, good service and high quality amenity at fair prices, has generated same outlet like for like sales growth of 4.8%, 3.2% on an uninvested basis, for the first 32 weeks of the year.

This strategy to generate profitable sales growth is aimed at attracting a wider customer base, thereby generating higher footfall and more repeat visits. Our brands and formats are focused on the product growth opportunities in food and ancillary sales of wines and soft drinks where demand growth is greatest. At the same time, we are equally focused on market share gains in the declining on-trade beer market through continuing our policy of range extension and pricing restraint. The relative growth rates of these product categories has resulted in a different profit performance between the Restaurants and Pubs & Bars divisions. However, we have continued to grow our market share in all of the key sales categories of food, beer, wines, soft drinks and spirits.

Delivering growth in gross profits

Whilst increasing turnover is important, our overriding objective is to grow sales volumes in order to maximise gross profits. All our sales activity is gauged to ensure that we are gaining adequate volume to offset any margin investment. Our 5% sales growth was achieved with percentage gross margin in line with last year. This was despite the pressure from contractual price increases and the movement in sales mix towards food and wine rather than the lower growth, albeit higher margin, categories of beer and machines.

Extracting volume driven efficiency benefits

Extracting maximum benefit from our growing volume is critical given the £18m increase in regulatory and energy costs anticipated for the year. Of this increase, £10m has arisen in the first half. Our volume scale has enabled us to maintain our unit cost of goods at last year’s levels despite the contractual increases in our tied supply contracts. In addition, through evermore effective scheduling of staff hours to match sales patterns and by enhancing our capacity management skills to capture incremental sales we have maintained our employment costs at 24% of sales.

Strong brand performance from estate development

Our five key residential brands and our Central London formats are performing particularly well. We continue to evolve our existing brands and formats and develop and trial new ones that can add to the sales and profits of the estate. These are particularly focused on extending the attractiveness of our food offers. We are currently generating an incremental return on investment of 19% before tax on the projects that we have invested in 2004 and the first half of 2005.

At the same time, maintaining the high quality of amenity within the estate and evolving our offers through regular maintenance is a deliberate part of our strategy and key to the sustainability of our market share gains.

Proactive use of cash resources

Our objective is to grow our profits, improve the returns from the estate and generate cash. The net cash inflow for the period was £12m, after payments of £52m, to repurchase shares as part of our £100m share buyback and £30m, being our full commitment of additional pension contributions this financial year.

A strong first half in a challenging environment

In the first half of 2005 both the operational and financial performance of the business has been strong. We have generated good growth in sales and earnings per share, strong cashflows and post tax cash returns of over 10%. As we go forward, our focus on strong consumer brands and formats, widening product range, high quality amenity, and customer value should stand us in good stead in a more challenging consumer environment. We will concentrate on growing profits and generating cashflows. We will continue to redeploy our cash resources in the best interest of shareholders, through reinvestment for high returns, value creative acquisitions or return by way of dividend and share buyback.

FINANCIAL REVIEW

This Financial Review provides a commentary on the performance of the Mitchells & Butlers group for the 28 weeks ended 9 April 2005 and compares it with the equivalent half year period in 2004. To remove the distortions from the timing of Easter, where appropriate, comparisons are made on a 32 week basis. Comparative figures for 2004 have been restated for FRS 17.

Overall performance

Sales momentum has been sustained with total sales in the first half up 5.0% on last year at £864m. We have continued to gain market share in our residential pubs and High Street businesses in the face of a softer second quarter trading environment.

	Same Outlet (invested)*	Uninvested*
Residential	5.7%	3.8%
High Street	3.5%	2.5%
Total	4.8%	3.2%

*	32 weeks to 7 May. Includes Easter in both years

Through our sales and marketing activities we have successfully grown both food and drink volumes in the period, up 9% and 3% respectively on a same outlet basis, with average prices remaining broadly flat.

We have also driven organic growth in the estate through investment of £88m in the period. Expansionary capital of £31m was invested in 4 new pubs, 46 conversions to our brands or formats and the development of 3 Innkeepers Lodges adjacent to existing pubs. We are achieving an incremental return on investment of 19% before tax on the projects that we have invested in 2004 and the first half of 2005. £57m was invested in maintaining the high levels of amenity within our pubs and in the continuing evolution of our brands and formats.

We have achieved £42m of disposal proceeds from the opportunistic sale of 26 individual pubs, taking advantage of the continued buoyancy in the property market in the early part of the year. As a result, our net capital investment was £46m and we expect our net capital expenditure for the full year to be between £100m and £110m.

Productivity improvements, purchasing benefits and tight cost management have enabled us to offset regulatory and energy cost increases of some £10m in the period.

As a result of our progress, operating profit before exceptional items increased by £6m, up 4.5%, to £140m.

Pubs & Bars
H1 2005
Total sales	£500m	+3.1%
Operating profit	£86m	–2.3%
Same outlet like for like sales		+3.1%*
Uninvested like for like sales		+1.9%*

*	32 weeks to 7 May. Includes Easter in both years

Sales in the Pubs & Bars Division were 3.1% ahead of last year. Despite further volume declines in the on-trade beer market and on-going price competition from supermarkets, drinks sales showed good growth as a result of our continuing development of the range of products and price points that we offer. Our branded local pubs in residential areas with strong food offers and our Central London pubs performed very strongly. By contrast, our unbranded local pubs with a lower food sales mix were more exposed to the beer market declines and our High Street circuit bars continued to face intense competitive conditions. During the period, 19 pubs were sold and 16 were transfered to operate under franchise agreements.

A total of 25 conversions were completed, predominantly to residential brands and formats such as Sizzling Pub Co, Ember Inns and the Metropolitan Professionals format. One new Ember Inn opened in the period, the first new site acquisition for this brand.

The increase in sales has only partially offset the impact of regulatory, energy and Sky cost increases for the Pubs & Bars Division and this, together with some dilution from disposals, has resulted in operating profit being down 2% on last year at £86m.

Restaurants

H1 2005
Total sales	£356m	+6.9%
Operating profit	£53m	+17.8%
Same outlet like for like sales		+7.4%*
Uninvested like for like sales		+5.3%*

*	32 weeks to 7 May. Includes Easter in both years

The Restaurant Division has produced an excellent performance. This has been achieved by the strength of our brands and operating skills in driving high cover volumes; a Mitchells & Butlers pub restaurant now sells on average some 1700 main meals per week. Sales benefited from continuing menu development combined with drinks value and range enhancements to drive higher footfall and volumes. All our key brands of Vintage Inns, Harvester, Toby and All Bar One performed very strongly. Through increasing the variety of dishes and extending the range of tastes, we have been enhancing choice and attracting a wider customer base.

We opened 2 new Vintage Inns and 1 Toby in the period. In addition, 21 pubs were converted to existing brands and formats and our more recent offer development in the premium country dining market segment.

The strong trading result for the Restaurant Division together with tight cost controls and productivity improvements have maximised the profit impact of the increase in sales and enhanced operating margins giving an operating profit of £53m, up 17.8% on last year.

Standard Commercial Property Developments (SCPD)

SCPD aims to maximise the value of the Group’s surplus properties which are suitable for development. Turnover of £8m and operating profit of £1m were generated during the period primarily through the sale of two developments in Burton on Trent and Bournemouth.

Exceptional items

There were no operating exceptional items during the period. A non-operating exceptional profit of £1m arose on the disposal of fixed assets.

Interest

The net interest charge for the half year was £54m being interest charged on net debt of £55m less finance income in respect of pensions of £1m. The increase on the prior year was a result of the completion of the refinancing part way through the prior period.

Taxation

The tax charge of £28m represents an effective tax rate of 32.4%, before exceptional items, which is unchanged from 2003/4. This is higher than the UK statutory rate due to non allowable items, in particular the depreciation of properties.

Earnings per share

Adjusted earnings per share, which adjusts for exceptional items, were up 20.4% at 11.2p from 9.3p. Basic earnings per share for the period were 11.4p up from 8.8p last year.

Dividends

The dividend charge for the period of £16m represents the proposed interim dividend of 3.2p per ordinary share and will be paid on 30 June 2005 to shareholders registered on 27 May 2005.

Cashflow and net debt

The Group’s operations continued to generate strong cashflow with EBITDA of £202m, before exceptional items, compared to £191m last year. Operating cash flow was £158m compared with £155m last year, after working capital movements, net capital expenditure of £46m and additional pension contributions of £30m.

Net interest paid was £51m, tax paid was £22m and the final dividend for 2003/4 was £34m. Following the share buyback and income from the exercise of share options, there was a net cash inflow of £12m. The Group had net debt at 9 April 2005 of £1,625m.

Share buyback

The Group repurchased 15.5m shares during the period for a consideration of £52m. 10.2m shares were cancelled and 5.3m shares were placed in Treasury or Employee Trusts to satisfy the exercise of existing share options.

Pensions

On an FRS 17 basis, the Group’s pension schemes showed a deficit of £122m (£81m after deferred tax) at 9 April 2005. This represents an improvement of £51m from the deficit reported at 25 September 2004 as a result of the additional £30m of pension contributions paid during the period and improved investment returns. The Company has committed to make further additional contributions of £20m and £10m in 2005/6 and 2006/7 respectively.

Accounting policies

The Group has adopted FRS 17 ‘Retirement Benefits’ in full with effect from 26 September 2004. In prior years, the Group has complied with the transitional disclosure requirements of this standard. The full adoption of FRS 17 has resulted in a change in the accounting treatment of the Group’s defined benefit arrangements. In particular, the net liabilities of the pension schemes are included on the balance sheet, current service costs and net financial returns are included in the profit and loss account and actuarial gains and losses are recognised in the statement of total recognised group gains and losses. Previous accounting under SSAP 24 ‘Accounting for pensions costs’ required the charging of regular costs and variations from regular cost in the profit and loss account with the difference between the cumulative amounts charged and the payments made to the pensions schemes shown as a prepayment on the balance sheet. This change in accounting policy has been accounted for as a prior period adjustment and previously reported figures have been restated accordingly. Full details of the restatement are set out in Note 2 of the Financial Statements.

IFRS update

Mitchells & Butlers will present its financial statements under IFRS for the first time in the year to 30 September 2006, including the interim accounts for that year.

Whilst IFRS will require a number of accounting changes, these will have no impact on cashflow. Mitchells & Butlers has an ongoing implementation project in place to ensure a smooth transition to IFRS. This project is progressing well and is on track. Work is on-going in the areas of fixed assets and leases and final audited numbers may differ from those estimated.

As the Group has adopted FRS 17 for 2004/5, there is not expected to be a material adjustment to Pensions accounting from IFRS subject to the endorsement of the amendment to IAS 19 by the EU.

Based on our evaluation to date which is unaudited, it is anticipated that the annual net impact of IFRS on reported earnings will be broadly neutral and will reduce Net Assets by up to £250m, predominantly due to additional deferred tax provisions.

A further update will be provided at the time of the Preliminary Results.

GROUP PROFIT AND LOSS ACCOUNT
for the 28 weeks ended 9 April 2005

	2005		2004		2004
	28 weeks		28 weeks		52 weeks
			restated*		restated*

	Before		Before		Before
	exceptional		exceptional		exceptional
	items	Total	items	Total	items	Total
	£m	£m	£m	£m	£m	£m

Turnover (Note 3)	864	864	823	823	1,560	1,560

Costs and overheads, less	(724)	(724)	(689)	(691)	(1,287)	(1,289)
other income

Operating profit (Note 4)	140	140	134	132	273	271

Profit on disposal of fixed assets	–	1	–	–	–	2
(Note 5)

Profit on ordinary activities	140	141	134	132	273	273
before interest

Interest on net debt (Note 6)	(55)	(55)	(52)	(54)	(101)	(103)

Net finance income in respect of	1	1	–	–	1	1
pensions (Note 14)

Profit on ordinary activities	86	87	82	78	173	171
before taxation

Tax on profit on ordinary	(28)	(28)	(27)	(26)	(56)	(53)
activities (Note 7)

Earnings available for	58	59	55	52	117	118
shareholders

Dividends on equity shares	(16)	(16)	(516)	(516)	(550)	(550)
(Note 8)

Retained profit/(loss) for the	42	43	(461)	(464)	(433)	(432)
financial period

Earnings per ordinary share
(Note 9):
Basic	–	11.4p	–	8.8p	–	21.1p
Diluted	–	11.2p	–	8.7p	–	21.0p
Adjusted	11.2p	–	9.3p	–	20.9p	–

Dividend per ordinary share	–	3.20p	–	2.85p	–	9.50p

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 2).

All activities relate to continuing operations.

STATEMENT OF TOTAL RECOGNISED GROUP GAINS AND LOSSES
for the 28 weeks ended 9 April 2005

	2005	2004	2004
	28 weeks	28 weeks	52 weeks
		restated*	restated*
	£m	£m	£m

Earnings available for shareholders	59	52	118

Actuarial gain on pension schemes (Note 14)	21	9	39

Deferred tax relating to actuarial gain	(6)	(3)	(12)

Exchange differences arising on foreign currency net investments	–	(2)	(1)

Total recognised gains for the period	74	56	144

Prior period adjustment on the full adoption of FRS 17 (Note 2)	(219)

Total recognised losses since previous year end	(145)

RECONCILIATION OF MOVEMENT IN GROUP SHAREHOLDERS’ FUNDS
for the 28 weeks ended 9 April 2005

	2005	2004	2004
	28 weeks	28 weeks	52 weeks
		restated*	restated*
	£m	£m	£m

Total recognised gains for the period	74	56	144

Dividends	(16)	(516)	(550)

Issue of ordinary shares	2	5	8

Purchase of own shares	(52)	(3)	(12)

Proceeds on release of own shares held	11	–	1

Credit in respect of employee share schemes	2	5	7

Net increase/(decrease) in shareholders’ funds	21	(453)	(402)

Opening shareholders’ funds as previously reported	1,642	2,064	2,064

Prior period adjustment on the full adoption of FRS 17	(219)	(239)	(239)

Opening shareholders’ funds as restated	1,423	1,825	1,825

Closing shareholders’ funds	1,444	1,372	1,423

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 2).

GROUP BALANCE SHEET
9 April 2005

	2005	2004	2004
	9 April	10 April	25 Sept
		restated*	restated*
	£m	£m	£m

Intangible assets	10	11	10
Tangible assets	3,503	3,514	3,509

Fixed assets	3,513	3,525	3,519

Stocks	39	43	43
Debtors	80	70	82
Investments	130	139	144
Cash at bank and in hand	90	72	81

Current assets	339	324	350

Creditors: amounts falling due within one year
Borrowings	(36)	(36)	(35)
Other creditors	(304)	(284)	(291)

Net current (liabilities)/assets	(1)	4	24

Total assets less current liabilities	3,512	3,529	3,543

Creditors: amounts falling due after more than one year
Borrowings	(1,809)	(1,842)	(1,822)

Provisions for liabilities and charges
Deferred taxation	(176)	(178)	(182)
Other provisions	(2)	(3)	(2)

Net assets before net pension liabilities	1,525	1,506	1,537

Net pension liabilities (Note 14)	(81)	(134)	(114)

Net assets (Note 10)	1,444	1,372	1,423

Capital and reserves

Equity share capital	36	37	37
Share premium account	14	9	12
Capital redemption reserve	1	–	–
Revaluation reserve (Note 15)	335	340	339
Profit and loss account **	1,058	986	1,035

Equity shareholders’ funds	1,444	1,372	1,423

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 2).
**	After deduction for own shares held in treasury and by employee share trusts of £15m (2004 10 April, £3m; 25 September, £11m).

GROUP CASH FLOW STATEMENT
for the 28 weeks ended 9 April 2005

	2005	2004	2004
	28 weeks	28 weeks	52 weeks
	£m	£m	£m

Operating cash flow before separation costs paid	204	199	379
Separation costs paid	–	(1)	(1)

Net cash inflow from operating activities (Note 11)	204	198	378

Interest paid	(57)	(49)	(107)
Issue costs paid in respect of securitised debt	–	(22)	(22)
Interest received	6	4	9

Returns on investments and servicing of finance	(51)	(67)	(120)

UK corporation tax paid	(22)	(9)	(34)

Purchase of tangible fixed assets	(88)	(77)	(150)
Sale of tangible fixed assets	42	29	51

Capital expenditure and financial investment	(46)	(48)	(99)

Final dividend	(34)	(29)	(29)
Normal interim dividend	–	–	(15)
Special interim dividend	–	(501)	(501)

Equity dividends paid	(34)	(530)	(545)

Net cash inflow/(outflow) before management of liquid	51	(456)	(420)
resources and financing

Movement in short-term deposits	14	(136)	(141)
Issue of ordinary share capital	2	5	8
Purchase of own shares	(52)	(3)	(12)
Proceeds on release of own shares held	11	–	1
Proceeds from issue of securitised debt	–	1,900	1,900
Repayments of principal in respect of securitised debt	(17)	(11)	(28)
Borrowings drawn down under syndicated loan facility	–	25	25
Borrowings repaid in respect of syndicated loan facility	–	(1,243)	(1,243)

Management of liquid resources and financing	(42)	537	510

Movement in cash and overdrafts (Note 13)	9	81	90

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1	BASIS OF PREPARATION

The interim financial statements, which are unaudited, comply with relevant accounting standards under UK GAAP and should be read in conjunction with the Annual Report and Financial Statements 2004. They have been prepared on a consistent basis using the accounting policies set out in that report, except in respect of pensions accounting as explained in Note 2 below.

The interim financial statements do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The financial information for the 52 weeks ended 25 September 2004 has been extracted from the Group’s published financial statements for that year, restated for the adoption of FRS 17, which contain an unqualified audit report and which have been filed with the Registrar of Companies.

The periods ended 9 April 2005 and 10 April 2004 are regarded as distinct financial periods for accounting purposes; income and costs are recognised in the profit and loss account as they arise; tax is charged on the basis of the expected effective tax rate for the full year.

The results of overseas operations have been translated into sterling at weighted average rates of exchange for the period of £1=€1.43 (2004 28 weeks, £1=€1.46; 52 weeks, £1=€1.48) and euro denominated assets and liabilities have been translated into sterling at the rate of exchange at the balance sheet date of £1=€1.46 (2004 10 April, £1=€1.51; 25 Sept, £1=€1.47).

2	CHANGE IN ACCOUNTING POLICY

The Group has adopted FRS 17 ‘Retirement Benefits’ in full with effect from 26 September 2004. In prior years, the Group has complied with the transitional disclosure requirements of this standard. The full adoption of FRS 17 has resulted in a change in the accounting treatment of the Group’s defined benefit arrangements. In particular, the net liabilities of the pension schemes are included on the balance sheet, current service costs and net financial returns are included in the profit and loss account and actuarial gains and losses are recognised in the statement of total recognised group gains and losses. Further information on FRS 17 is provided in Note 14. Previous accounting under SSAP 24 ‘Accounting for pension costs’ required the charging of regular costs and variations from regular cost in the profit and loss account with the difference between the cumulative amounts charged and the payments made to the pension schemes shown as a prepayment on the balance sheet. This change in accounting policy has been accounted for as a prior period adjustment and previously reported figures have been restated accordingly, as follows:

2	CHANGE IN ACCOUNTING POLICY (Continued)

	Group profit and loss account
		Profit			Profit for
		before			the
		interest	Interest	Tax	period
		£m	£m	£m	£m

	28 weeks to 10 April 2004:
	As previously reported	138	(54)	(28)	56
	Adoption of FRS 17	(6)	–	2	(4)

	As restated	132	(54)	(26)	52

	52 weeks to 25 September 2004:
	As previously reported	285	(103)	(57)	125
	Adoption of FRS 17	(12)	1	4	(7)

	As restated	273	(102)	(53)	118

	The restated profits have resulted in restated EPS numbers. For the 28 weeks to 10 April 2004, Basic, Adjusted and Diluted EPS have been restated from 9.5p, 10.0p and 9.4p to 8.8p, 9.3p and 8.7p respectively. For the 52 weeks to 25 September 2004, Basic, Adjusted and Diluted EPS have been restated from 22.4p, 22.2p and 22.2p to 21.1p, 20.9p and 21.0p respectively.

	Group balance sheet
			Provisions		Profit and
			for	Net	loss
			liabilities	pension	account
		Debtors	& charges	liabilities	reserve
		£m	£m	£m	£m

	10 April 2004:
	As previously reported	207	(215)	–	1,223
	Adoption of FRS 17	(137)	34	(134)	(237)

	As restated	70	(181)	(134)	986

	25 September 2004:
	As previously reported	222	(219)	–	1,254
	Adoption of FRS 17	(140)	35	(114)	(219)

	As restated	82	(184)	(114)	1,035

3	TURNOVER
		2005	2004	2004
		28 weeks	28 weeks	52 weeks
		£m	£m	£m

	Pubs & Bars	500	485	913

	Restaurants	356	333	641

	Retail	856	818	1,554

	SCPD	8	5	6

	Turnover	864	823	1,560

4	OPERATING PROFIT
		2005	2004	2004
		28 weeks	28 weeks	52 weeks
			restated*	restated*
		£m	£m	£m

	Pubs & Bars	86	88	173

	Restaurants	53	45	99

	Retail	139	133	272

	SCPD	1	1	1

	Operating profit before operating exceptional items	140	134	273

	Operating exceptional items (Note 5)	–	(2)	(2)

	Operating profit	140	132	271

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 2).

Due to the nature of the operating exceptional items (see Note 5), it is not possible to provide a meaningful allocation of the costs to the operating segments.

5	EXCEPTIONAL ITEMS
		2005	2004	2004
		28 weeks	28 weeks	52 weeks
		£m	£m	£m

	Operating exceptional items

	Securitisation costs (Note a)	–	(2)	(2)

	Non-operating exceptional items

	Profit on disposal of fixed assets	1	–	2

	Total exceptional items before interest	1	(2)	–

	Exceptional interest charge (Note b)	–	(2)	(2)

	Total exceptional items before tax	1	(4)	(2)

	Tax credits on above items	–	1	3

	Total exceptional items after tax	1	(3)	1

	a		Securitisation costs related to operating expenses incurred in relation to the securitisation of the Group’s UK pubs and restaurants business.

	b		The exceptional interest charge arose from the acceleration of facility fee amortisation in respect of the Group’s borrowing facilities which were repaid on securitisation.

	All exceptional items relate to continuing operations and are excluded from the calculation of adjusted earnings per ordinary share (see Note 9).

6	INTEREST ON NET DEBT
		2005	2004	2004
		28 weeks	28 weeks	52 weeks
		£m	£m	£m

	Securitised debt	61	47	100

	Bank overdrafts and loans
	– before exceptional charge	–	9	10
	– exceptional charge (Note 5)	–	2	2

	Interest payable	61	58	112

	Interest receivable	(6)	(4)	(9)

		55	54	103

7	TAX ON PROFIT ON ORDINARY ACTIVITIES
		2005	2004	2004
		28 weeks	28 weeks	52 weeks
			restated*	restated*
		£m	£m	£m

	UK corporation tax	21	19	43

	Deferred tax	7	7	10

		28	26	53

	Further analysed as tax relating to:

	Profit before exceptional items	28	27	56

	Exceptional items (Note 5)	–	(1)	(3)

		28	26	53

	*		Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 2).

	Tax has been calculated using an estimated effective rate of 32.4% (2004 28 weeks, 32.4%; 52 weeks, 32.4%) on profit on ordinary activities before taxation and exceptional items.

8	DIVIDENDS
		2005	2004	2004
		28 weeks	28 weeks	52 weeks
		£m	£m	£m

	Normal interim dividend	16	15	15

	Special interim dividend	–	501	501

	Final dividend	–	–	34

		16	516	550

9	EARNINGS PER SHARE

	Basic earnings per share have been calculated by dividing the earnings available for shareholders of £59m (2004 28 weeks, £52m; 52 weeks, £118m), by 517m (2004 28 weeks, 591m; 52 weeks, 559m), being the weighted average number of ordinary shares, excluding own shares held in treasury and by employee share trusts, in issue during the period.

	Diluted earnings per share are calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding under the Group’s share option schemes. The resulting weighted average number of ordinary shares is 525m (2004 28 weeks, 595m; 52 weeks, 563m).

	In December 2003, the Company combined the payment of a special interim dividend with a 12 for 17 consolidation of its share capital. These transactions were designed to have the same overall commercial effect, in terms of net assets, earnings and number of shares, as a buy back of shares at fair value. Accordingly, earnings per share for prior periods were not restated for the share consolidation.

	Adjusted earnings per ordinary share are calculated as follows:

		2005	2004	2004
		28 weeks	28 weeks	52 weeks
			restated*	restated*
		pence per	pence per	pence per
		ordinary	ordinary	ordinary
		share	share	share

	Basic earnings	11.4	8.8	21.1

	Exceptional items and tax thereon (Note 5)	(0.2)	0.5	(0.2)

	Adjusted earnings	11.2	9.3	20.9

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 2).

Adjusted earnings per ordinary share are disclosed in order to show performance undistorted by abnormal items.

10	NET ASSETS
		2005	2004	2004
		9 April	10 April	25 Sept
			restated*	restated*
		£m	£m	£m

	Pubs & Bars	2,068	2,117	2,106

	Restaurants	1,318	1,288	1,320

	Retail	3,386	3,405	3,426

	SCPD	15	21	19

	Net operating assets	3,401	3,426	3,445

	Net debt	(1,625)	(1,667)	(1,632)

	Other net non-operating liabilities	(332)	(387)	(390)

	Net assets	1,444	1,372	1,423

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 2).

11	NET CASH INFLOW FROM OPERATING ACTIVITIES
		2005	2004	2004
		28 weeks	28 weeks	52 weeks
			restated*	restated*
		£m	£m	£m

	Operating profit before operating exceptional items	140	134	273

	Depreciation and amortisation	62	57	108

	Earnings before interest, taxation, depreciation,	202	191	381
	amortisation and exceptional items

	Working capital movement	29	43	28

	Additional pension contributions	(30)	(40)	(40)

	Other non-cash items	3	9	14

	Operating cash flow before expenditure relating	204	203	383
	to exceptional items

	Operating exceptional expenditure	–	(4)	(4)

	Separation costs paid	–	(1)	(1)

	Net cash inflow from operating activities	204	198	378

*	Restated on the full adoption of FRS 17 ‘Retirement Benefits’ (see Note 2).

12	NET CASH FLOW
		2005	2004	2004
		28 weeks	28 weeks	52 weeks
		£m	£m	£m

	Operating cash flow before expenditure relating	204	203	383
	to exceptional items * (Note 11)

	Net capital expenditure	(46)	(48)	(99)

	Operating cash flow after net capital expenditure	158	155	284

	Net interest paid	(51)	(45)	(98)

	Tax paid	(22)	(9)	(34)

	Normal dividends paid	(34)	(29)	(44)

	Issue of ordinary share capital	2	5	8

	Purchase of own shares	(52)	(3)	(12)

	Proceeds on release of own shares held	11	–	1

	Special dividends paid	–	(501)	(501)

	Operating exceptional expenditure	–	(4)	(4)

	Separation costs paid	–	(1)	(1)

	Issue costs paid in respect of securitised debt	–	(22)	(22)

	Net cash flow	12	(454)	(423)

*	Includes £30m (2004 28 weeks, £40m; 52 weeks, £40m) of additional pension contributions.

13	NET DEBT
		2005	2004	2004
		28 weeks	28 weeks	52 weeks
		£m	£m	£m

	Movement in cash and overdrafts	9	81	90

	Management of liquid resources and financing	42	(537)	(510)

	Issue of ordinary share capital	2	5	8

	Purchase of own shares	(52)	(3)	(12)

	Proceeds on release of own shares held	11	–	1

	Net cash flow (Note 12)	12	(454)	(423)

	Issue costs paid in respect of securitised debt	–	22	22

	Decrease/(increase) in net debt arising from cash	12	(432)	(401)
	flows

	Non-cash movement in net debt	(5)	(7)	(3)

	Decrease/(increase) in net debt	7	(439)	(404)

	Opening net debt	(1,632)	(1,228)	(1,228)

	Closing net debt	(1,625)	(1,667)	(1,632)

	Comprising:
	Cash at bank and in hand	90	72	81
	Current asset investments	130	139	144
	Securitised debt (see below)	(1,841)	(1,874)	(1,853)
	Other loan notes and finance leases	(4)	(4)	(4)

		(1,625)	(1,667)	(1,632)

Securitised debt

The securitised debt was issued on 13 November 2003 in connection with the securitisation of the majority of the Group’s UK pubs and restaurants business. The debt was issued in six loan note tranches raising £1,900m, before issue costs of £23m. The overall cash interest rate payable on the loan notes is fixed at 6% after taking account of interest rate hedging and monoline insurance costs. The notes are secured on substantially all of the Group’s property and future income streams therefrom.

13	NET DEBT (Continued)

	The carrying value of the secured loan notes in the Group balance sheet at 9 April 2005 is analysed as follows:

		£m

	Principal outstanding at 26 September 2004	1,872
	Principal repaid during the period	(17)

	Principal outstanding at 9 April 2005	1,855

	Deferred issue costs	(21)
	Accrued interest	7

	Carrying value at 9 April 2005	1,841

14	PENSIONS

	As explained in Note 2, the Group has adopted FRS 17 in full during the period resulting in a restatement of prior period comparatives. Amounts (charged)/credited to profit in respect of the Group’s defined benefit arrangements under FRS 17 are as follows:

		2005	2004	2004
		28 weeks	28 weeks	52 weeks
		£m	£m	£m

	Operating profit
	Current service costs	(7)	(7)	(14)

	Finance income
	Expected return on pension scheme assets	33	30	57
	Interest on pension scheme liabilities	(32)	(30)	(56)

	Net finance income	1	–	1

	Total charge	(6)	(7)	(13)

14	PENSIONS (Continued)

	Under FRS 17 the requirement to perform a full valuation of the Group’s pension schemes applies at the end of each financial year. At the half year, the previous year end valuation is updated for market related movements, being the market value of scheme assets and the discount rate used for liabilities. Accordingly, net FRS 17 pension liabilities are analysed as follows:

		2005	2004	2004
		9 April	10 April	25 Sept
		£m	£m	£m

	Total market value of assets	1,001	895	915
	Present value of scheme liabilities	(1,123)	(1,096)	(1,088)

	Deficit in the schemes	(122)	(201)	(173)
	Related deferred tax asset	41	67	59

	Net pension liabilities	(81)	(134)	(114)

	Movements in the scheme deficits are analysed as follows:

		2005	2004	2004
		28 weeks	28 weeks	52 weeks
		£m	£m	£m

	At beginning of period	(173)	(243)	(243)
	Current service cost	(7)	(7)	(14)
	Contributions	36	40	44
	Net finance income	1	–	1
	Actuarial gain	21	9	39

	At end of period	(122)	(201)	(173)

15	REVALUATION RESERVE

In 1996, a group restructuring by Six Continents resulted in the transfer at book value of certain fixed assets to a subsidiary that subsequently became part of the Mitchells & Butlers group. The book value included the effect of revaluations undertaken prior to 1996. Accordingly, the carrying value of the Group’s fixed assets reflects those revaluations in its historic cost, which at 9 April 2005 amounted to £388m (2004 28 weeks, £395m; 52 weeks £392m). In addition, the carrying value of the Group’s fixed assets reflects the most recent valuation of the properties undertaken in 1999 which at 9 April 2005 amounted to £335m (2004 28 weeks, £340m; 52 weeks £339m).

16	CONTINGENT LIABILITIES

The Company has given indemnities in respect of the disposal of certain companies previously within the Six Continents group. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such indemnities are not expected to result in financial loss to the Group.

17	AUDITORS’ REVIEW

The auditors, Ernst & Young LLP, have reported to the Directors on their review of these financial statements in accordance with the guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board. Their unqualified report will be included in the Interim Report & Accounts 2005 which will be sent to shareholders.

Responsibility statement

The Directors of Mitchells & Butlers plc accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors of Mitchells & Butlers plc (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US legislation (section 21E of the Securities Exchange Act of 1934) with respect to the financial condition, results of operations and business of Mitchells & Butlers and certain of the plans and objectives of the board of directors with respect thereto. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use such words as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. The forward-looking statements contained herein are based on assumptions and assessments made by the Mitchells & Butlers’ management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty, and there are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. These factors include, but are not limited to: the future balance between supply and demand for Mitchells & Butlers’ sites; the effect of economic conditions and unforeseen external events on Mitchells & Butlers’ business; the availability of suitable properties and necessary licenses; consumer and business spending, changes in consumer tastes and preference; levels of marketing and promotional expenditure by Mitchells & Butlers’ and its competitors; changes in the cost and availability of supplies; key personnel and changes in supplier dynamics; significant fluctuations in exchange rates; interest rates and tax rates; the availability and effects of any future business combinations, acquisitions or dispositions; the impact of legal and regulatory actions or developments; the impact of the European Economic and Monetary Union; the ability of Mitchells & Butlers to maintain appropriate levels of insurance; the maintenance of Mitchells & Butlers’ IT structure; competition in markets in which Mitchells & Butlers’ operates; political and economic developments and currency exchange fluctuations; economic recession; management of Mitchells & Butlers’ indebtedness and capital resource requirements; material litigation against Mitchells & Butlers; substantial trading activity in Mitchells & Butlers’ shares; the reputation of Mitchells & Butlers’ brands; the level of costs associated with leased properties; and the weather.

- ends-